Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

The following is an article by Benjamin Lightburn, the Chief Executive Officer of Filament Health Corp. (“Filament”), published on The Hill Times on November 22, 2023, which was shared by Filament on X (formerly known as Twitter), and LinkedIn shortly after the article was released.

Canadians deserve equitable access to psychedelic-assisted therapy

Supporting our veterans requires research and immediate investment to improve the lives of those who served on our behalf and the millions of people suffering from treatable conditions.

The Senate Subcommittee on Veterans Affairs is calling on federal and provincial governments to immediately launch and fund a large-scale research program on psychedelic therapy. It is a much-needed catalyst for policymakers to seriously consider the use of psychedelics to treat certain mental health conditions.

This is a watershed moment for psychedelic research in Canada, and an ideal starting point for a national conversation about the growing body of clinical evidence that psychedelic medicine can be an effective therapy for treatment-resistant depression, substance use disorders, post-traumatic stress disorder (PTSD), and a growing list of other areas showing promising clinical trial results.

The mental health crisis is among the most challenging and pervasive issues facing society today. One in five people in Canada will personally experience a mental health condition by age 40, and about 50 per cent of the population will have or have had a mental illness.

Canadian veterans are at the forefront of this crisis. According to the subcommittee, it’s estimated that approximately 10 to 15 per cent of Canadian veterans have been diagnosed with PTSD and other physical and mental health issues that can accompany the diagnosis.

It’s obvious we need to encourage new approaches to address this crisis, especially as it becomes more apparent traditional pharmaceuticals and therapies have proven to be ineffective for many. For too long, psychedelics have faced precarious regulatory landscapes, antithetical perspectives, and strict ethical guidelines, stunting meaningful research into life-saving therapies.

Psilocybin, the psychoactive compound found in “magic mushrooms,” is proving to be incredibly promising when used for psychedelic-assisted psychotherapy (PAP). Countless clinical studies demonstrate the effectiveness of these treatments. For example, a New York University study of patients with life-threatening cancer found 80 per cent of participants prescribed psilocybin produced substantial and sustained decreases in depression and anxiety six months following treatment.

The United States Department of Veterans Affairs has conducted clinical studies to understand if PAP is a viable solution for veterans experiencing severe, treatment-resistant symptoms, and Australia has authorized PAP in the treatment of depression and MDMA-assisted psychotherapy for the treatment of PTSD.

Governments around the world are starting to make significant investments in research to better understand the effectiveness of psychedelic medicine. This results in innovative drug candidates, new therapeutic approaches, and a growing clinical-stage psychedelic drug development landscape that is delivering results for those who urgently need it.

Through Health Canada’s Special Access Program, Canadian patients are granted one of the only legal pathways to PAP in the world, but it can be an arduous process that is incumbent on physicians as sole proprietors to explore. As the primary supplier of psilocybin for this program, our team sees the real benefit to Canadians daily. Research on natural psilocybin drug candidates pioneered by my team for treatment of various mental health conditions is also underway at leading Canadian institutions, including the Centre for Addiction and Mental Health and the University of British Columbia.

Canada can be a global leader in psychedelic-assisted therapy. We have the infrastructure and the expertise; we now require the investment to expand it.

This year, the federal government made a significant investment of $3-million to study psychedelic-assisted psychotherapy at the Canadian Institutes of Health Research (CIHR). Two of the CIHR’s clinical trials are using a natural psilocybin drug candidate developed by my team. While this investment is promising, greater funding is necessary to expand clinical investigations by our world-class research institutions. We have the opportunity to lead the approval of off-patent psychedelic drug candidates that are unlikely to see investment or research by traditional pharmaceutical players. Let’s not leave life-saving solutions on the table.

Supporting our veterans—and by extension, the general population—requires research and immediate investment to improve the lives of those who served on our behalf and the millions of people worldwide who are suffering from treatable conditions. Advancements in clinical trials clearly demonstrate the promise of psychedelic medicines as an effective therapeutic treatment.

I hope the Senate subcommittee’s report leads government to the conclusion experts already know: psychedelic medicines can help solve the mental health crisis. The evidence of psychedelics’ effectiveness is too promising to ignore.

As Conservative Senator Pierre-Hugues Boisvenu, deputy chair of the subcommittee articulated: “For most veterans struggling with PTSD and serious mental health issues, traditional therapy methods are slow, painful and often ineffective. The evidence increasingly shows that psychedelic drugs—when paired with psychotherapy—can offer hope.”

Ben Lightburn is the CEO of Filament Health, a clinical-stage natural psychedelic drug development company.

The Hill Times

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Important Information About the Proposed Business Combination and Where to Find It

This communication may relate to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023, and TopCo and Jupiter filed the definitive proxy statement/prospectus with the SEC on that same date. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. On November 13, 2023, after the Registration Statement was declared effective, Jupiter commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and the definitive proxy statement/prospectus. Additional information regarding the participants in the preliminary proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and are included in the definitive proxy statement/prospectus. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

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